UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Enumeral Biomedical Holdings, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

294017108

(CUSIP Number of Common Stock Underlying Warrants)

Wael Fayad, Chairman and Chief Executive Officer

Enumeral Biomedical Holdings, Inc.

200 CambridgePark Drive, Suite 2000

Cambridge, MA 02140

(617) 945-9146

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Person)

Copies to:

Matthew Ebert, Esq. General Counsel Enumeral Biomedical Holdings, Inc. 200 CambridgePark Drive, Suite 2000 Cambridge, MA 02140 (617) 945-9146	Michael D. Schwamm, Esq. Duane Morris LLP 1540 Broadway New York, NY 10036-4086 (212) 692-1000

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$15,170,855.04	$1,758.30

(1)   Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to amend and exercise 21,549,510 warrants, each, as amended, to purchase four (4) shares of common stock or an aggregate of 86,198,040 shares (the “Offer to Amend and Exercise”), at an exercise price, as amended, of $0.50 per warrant ($0.125 per share), issued to investors participating in the Company’s private placement financing with respect to which a closing occurred on July 31, 2014 (the “Original Warrants”). The transaction value is calculated pursuant to Rule 0-11 using $0.176 per share, which represents the average of the high and low sales price of the common stock on October 25, 2016.

(2)   Calculated by multiplying the transaction value by .0001159.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,755.81 Filing Party: Enumeral Biomedical Holdings, Inc.
Form or Registration Number: 005-88781 Dated Filed: October 28, 2016

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the tender offer statement on Schedule TO and the related exhibits included therein (the “Offering Materials”) originally filed by Enumeral Biomedical Holdings, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2016, as amended and supplemented by Amendment Nos. 1, 2, 3 and 4 to the tender offer statement on Schedule TO filed with the SEC on November 10, 2016, November 22, 2016, November 29, 2016 and December 5, 2016, respectively (as so amended and supplemented, the “Schedule TO”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the Company’s offer to amend, upon the terms and subject to the conditions set forth in the Offering Materials, outstanding warrants to purchase an aggregate of 21,549,510 shares of common stock of the Company (the “Offer to Amend and Exercise”) at an exercise price of $2.00 per share (the “Original Warrants”), issued to investors participating in the Company’s private placement financing that closed on July 31, 2014 (the “PPO Unit Offering”).

Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 5 amends and supplements only the items of the Schedule TO that are being amended and supplemented hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 5 should be read in conjunction with the Schedule TO and the related exhibits included therein, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used herein but not otherwise defined have the meanings set forth in the Schedule TO.

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Item 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer to Amend and Exercise expired at 5:00 p.m. Eastern time on December 9, 2016. Pursuant to the Offer to Amend and Exercise, an aggregate of 6,863,000 Original Warrants were tendered by their holders and were amended and exercised in connection therewith for gross proceeds to the Company of $3,431,500. Such tendered Original Warrants represented approximately 31.8% of the Company’s outstanding Original Warrants as of December 9, 2016.

Item 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENUMERAL BIOMEDICAL HOLDINGS, INC.

By:	/s/ Kevin G. Sarney
Name: Kevin G. Sarney
Title: Vice President of Finance, Chief Accounting Officer, and Treasurer

Date: December 12, 2016

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EXHIBIT INDEX

(a)	(1)(A)	Letter to Holders of Original Warrants*

	(1)(B)	Offer to Amend and Exercise*

	(1)(C)	Form of Election to Consent, Participate and Exercise Warrant*

	(1)(D)	Form of Notice of Withdrawal*

	(1)(E)	Form of Amendment to Original Warrant (with respect to Offer to Amend and Exercise)*

	(1)(F)	Form of Amendment to Original Warrant (with respect to Anti-Dilution Amendment)*

	(5)(A)	Current Report on Form 8-K disclosing extension of the Expiration Date filed with the SEC on November 29, 2016, which is incorporated by reference herein.

(b)	Not applicable.

(d)	(1)	Warrant Agent Agreement, dated October 26, 2016, by and between the Company and Katalyst Securities LLC*

	(2)	Form of Registration Rights Agreement to be entered into between the Company and the other parties thereto*

(g)	None.

(h)	None.

* Incorporated by reference to the Company’s Schedule TO filed with the SEC on October 28, 2016.

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